UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on March 3, 2015, reporting the results for the three months and the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: March 3, 2015	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Reports Financial Results for the Fourth
Quarter and Year Ended December 31, 2014

Return to profitability in Q4; Revenues of $10 million, up 25%
year over year; Adjusted EBITDA* of $1.2 million

Tel Aviv/ Plano, TX, – March 3, 2015 - Top Image Systems, Ltd. (NASDAQ: TISA), a leading cloud and on premise ECM (Enterprise Content Management) and BPM (Business Process Management) solution and MIP (Mobile Imaging Platform) provider, today announced its financial results for the fourth quarter and year ended December 31, 2014. The quarter’s results include the impact of TIS’ July acquisition of eGistics, a leading U.S. provider of cloud-based payment and remittance records management solutions.

Fourth Quarter 2014 Highlights include:

•
Revenues of $10 million, 25% growth year over year; revenues were negatively impacted by significant devaluation of certain currencies. On a constant currencies basis, Q4 revenues would have been $10.7 million - within the guided range provided by the company;

•	Adjusted EBITDA* of $1.2 million;
•	Q4 2014 recurring revenues comprised $5.4 million or 54% of revenue.

2014 Annual Highlights include:

•	Successful acquisition of eGistics for $18 million in cash and shares; TIS Americas HQ relocated to Plano, TX;
•	Promotion of COO Michael Schrader to CEO of Top Image Systems, appointment of Lyron Bentovim as COO/CFO and addition of key senior eGistics executives to TIS management team;
•	Significant increase in Top Image Systems’ presence in the US in the form of employees, operational sites, sales and marketing activities and growth in revenues in the region;
•
Reinforcement of TIS’ position in the mobile image processing market through additional partners, projects, awards and new product development, including the launch of Scan to Pay mobile bill pay service by Bank of the West using Fiserv’s Snap-to-Pay based on TIS’ MobiPAY technology;

•	Enhancement of TIS’ cloud-based capabilities.

In 2015 Top Image Systems expects to achieve the following:

•	Grow overall annual revenues by more than 20% based on current exchange rates and achieve organic constant currency growth of at least 15%;
•	Achieve annual range of 10%-12% Adjusted EBITDA margin and reach positive Adjusted EBITDA in every quarter;
•	Work with our partners to grow worldwide mobile revenues by 100%;
•	Increase sales of our Accounts Payables Automation (AP) and Digital Mailroom (DMR) solutions in North America by 40%;
•	Grow recurring revenues to a run-rate level of $5.9 million by end of 2015;
•	Sign a significant multi-year contract for a CloudDocs solution with a large financial institution;
•	Cross-sell our AP or DMR solutions to an existing CloudDocs customer.

Michael Schrader, Chief Executive Officer of Top Image Systems, commented, “Top Image Systems’ Q4 financial results illustrate the steady progress we made during 2014. We continued to expand our base of recurring revenues, in line with our shift in business models, and recurring revenues reached 54% of total Q4 revenue, underscoring the extension of our cloud and SaaS capabilities over the course of 2014. The United States, a key growth target area, was our largest contributor of revenues by geography, and headcount in the U.S. has more than tripled year over year to 65 employees.  Our Chief Operating Officer and Chief Financial Officer, who joined our management team in 2014, as well as many members of our global management team, are based in the U.S.  We also returned to a state of profitability during the quarter, a state we are dedicated to sustaining in the future.”

“Looking ahead to 2015, we are targeting 40% sales growth in North America from our AP and DMR solutions, working towards our longer term goal of achieving market penetration levels similar to those we have reached in Europe and around the globe. Although currently a smaller contributor than the AP and DMR segments, we expect our mobile revenues to grow by 100% year over year. We anticipate a sustained, robust growth trajectory for our mobile offerings in the years to come, projected to become a meaningful percentage of our revenues in 2016 and beyond. As reported in American Banker this week, banks are adding innovative mobile banking capabilities to provide the improved convenience that draws and retains customers; the article reports how Bank of the West deployed TIS’ superior mobile bill pay technology to “surprise and delight” its customers.”

Mr. Schrader concluded, “In addition, we continue to focus strongly on recurring revenue streams, currently aiming to strengthen our installed base by signing a large multi-year U.S.-based CloudDocs banking customer in 2015. Leveraging the installed base of eGistics, acquired in July of 2014, we also expect to cross-sell an AP or DMR solution to one of our CloudDocs customers this year. Overall, we anticipate organic growth of 15% in constant currency revenues, which at current currency levels is 20% overall growth, with expectations to be profitable in every quarter of the new fiscal year and achieving annual Adjusted EBITDA margins of 10% – 12%.”

Fourth Quarter 2014 Year over Year Results

Revenues: Total revenues for the fourth quarter were $10.0 million, 25% growth over the $8.0 million achieved in the fourth quarter of 2013. License and SaaS revenues for the fourth quarter were $5.1 million, compared to $3.8 million for the fourth quarter last year. Recurring revenues for the fourth quarter were $5.4 million, an increase of 125% year-over-year.

The Company’s revenues and expenses were affected by the significant devaluation of the Euro, as well as of the British Pound and leading Asia Pacific and Latin American currencies.  Based on our analysis, on a constant currency basis, Q4 revenue would have been $10.7 million, within the guided range provided by the company on the Q3 conference call.

Gross Profit: Gross profit for the fourth quarter was $6.1 million, compared to $4.9 million for the fourth quarter of 2013, an increase of 26%. Gross margin for the quarter was 61%, compared to Q4 2013 gross margin of 61%.

Adjusted EBITDA and Earnings: Adjusted EBITDA was $1.2 million, compared to Adjusted EBITDA of $22 thousand for the fourth quarter of 2013. Non-GAAP diluted earnings per share was $0.04 compared to $0.01 for the fourth quarter of 2013. GAAP net income was $0.2 million compared to a GAAP net loss of $76 thousand for the fourth quarter of 2013. GAAP diluted earnings per share was $0.01 compared to a $0.01 loss per share for the fourth quarter of 2013.  2014 results include the contributions from eGistics.

Full Year 2014 Year over Year Results

The results for the full year 2014 reflect an adjustment made to reverse $1.1 million of revenues previously recognized in Q3 of 2014 and to re-classify them back into deferred revenues. The revenues will continue to be recognized as the related services are provided throughout the underlying contracts. These adjusted revenues are related to eGistics, which was acquired and consolidated for the first time in Q3. The full year 2014 numbers in this press release reflect this adjustment.

Revenues: Total revenues for the year 2014 were $35.9 million, 23.4% growth over the $29.1 million achieved in 2013. License and SaaS revenues were $17.3 million, compared to $12.5 million last year.

Gross Profit: Gross profit was $21.5 million, compared to $17.2 million in 2013, an increase of 24.9%. Gross margin for 2014 was 60%, compared to 59.3% in 2013.

Adjusted EBITDA and Earnings: Adjusted EBITDA was a loss of $0.46 million, compared to adjusted EBITDA of $0.5 million in 2013. Non-GAAP diluted loss per share was $0.1, compared to earnings per share of $0.01 in 2013. GAAP net loss was $5.3 million, compared to GAAP net loss of $0.2 million for 2013. GAAP diluted loss per share was $0.34, compared to loss per share of $0.02 for 2013. Please note that 2014 results include contributions from eGistics.

Q1 2015 Expectations

We expect Q1 2015 revenues to grow organically year over year, but as a result of the continued devaluation of the foreign currencies and seasonality, we expect Q1 2015 to have lower revenues than Q4 and slightly lower Adjusted EBITDA. We expect the quarters in 2015 to grow revenues and profitability sequentially throughout the year.

Conference Call

The Company will host a conference call and webcast today at 10 a.m. EST, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:                                                                           1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:                                                 1-201-689-8560
Israel Toll-Free Dial-in Number:                                                                      1-809-406-247
The conference call is scheduled to begin at:

10 a.m. Eastern Time
7   a.m. Pacific Time
5   p.m. Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=113194.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=113194

Investors’ Conference

Please note that Top Image Systems will be presenting at the 27th Roth Annual Conference, to be held from March 8 – 11 at the Ritz Carlton in Dana Point, CA.  The TIS presentation will be held on March 10th from 03:00 to 03:30 PM in Track 7: The Promenade.  For more information, please contact james@haydenir.com or conference@roth.com or your ROTH representative at (800) 933-6830.

*Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Earnings (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS' GAAP results provided in the attached financial statements for the fourth quarter ended December 30, 2014, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risks associated with the continued integration of eGistics, risk of operations in Israel, government regulation, litigation, general economic conditions, currency fluctuations and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

TIS Company Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors Contact:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2014	2013
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$4,386	$3,203
Restricted cash	132	347
Trade receivables, net	12,034	7,111
Other accounts receivable and prepaid expenses	787	901
Deferred tax asset	749	913

Total current assets	18,088	12,475

Long-Term Assets:
Severance pay funds	1,235	1,775
Restricted cash	366	374
Long-term deposits and long-term assets	245	80
Deferred tax asset	522	515
Property and equipment, net	1,180	260
Intangibles assets	6,293	-
Goodwill	19,377	6,168

Total long-term assets	29,218	9,172

Total Assets	$47,306	$21,647

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$1,593	$359
Deferred revenues	3,573	2,284
Accrued expenses and other accounts payable	3,815	1,334

Total current liabilities	8,981	3,977

Long-Term Liabilities:

Accrued severance pay	$1,378	$1,956
Non-current deferred revenues	2,212	-
Other long-term liabilities	898	-

Total long-term liabilities	4,488	1,956

Total Liabilities	$13,469	$5,933

Total parent shareholders' equity	$33,831	$15,714
Noncontrolling interest	6	-
Shareholders' Equity	33,837	15,714

Total Liabilities and Shareholders' Equity	$47,306	$21,647

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	In thousands, except per share data
	Unaudited

Revenues	$10,044	$8,030	$35,855	$29,057

Cost of revenues	3,896	3,168	14,322	11,816

Gross profit	6,148	4,862	21,533	17,241

Expenses

Research and development	1,406	1,244	4,914	3,377
Selling and marketing	2,713	2,508	12,967	9,498
General and administrative	1,356	1,329	6,819	4,637
Acquisition related costs	-	-	1,170	-
Amortization costs	119	-	239	-

	5,594	5,081	26,109	17,512

Operating income (loss)	554	(219)	(4,576)	(271)

Financing expenses, net	(235)	(67)	(423)	(298)

Other income, net	15	4	7	381

Income (loss) before taxes on income	334	(282)	(4,992)	(188)

Tax expenses (income)	133	(206)	481	(1)

Net income (loss)	201	(76)	(5,473)	(187)

Net income attributable to noncontrolling interest	(1)	-	(6)	-

Net income (loss)	$200	$(76)	$(5,268)	$(187)

Earnings per Share

Basic earning (loss) per share	$0.01	$(0.01)	$(0.34)	$(0.02)

Weighted average number of shares used in computation of basic net income (loss) per share	17,817	11,883	16,072	11,719

Diluted earning (loss) per share	$0.01	$(0.01)	$(0.34)	$(0.02)
Weighted average number of shares used in computation of diluted net (loss) earnings per share	18,170	11,883	16,072	11,719

Adjusted EBITDA results:

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	In thousands, except per share data
Adjusted EBITDA:

Net income (loss)	$200	$(76)	$(5,479)	$(187)

Interest	16	17	35	29
Exchange rate differences	150	13	275	102
Taxes	133	(206)	481	(1)
Depreciation	107	47	277	198
Amortization	381	-	763	-
Stock-based compensation expenses	200	227	670	356
Acquisition related costs	-	-	1,170	-
Post merger integration costs	-	-	303	-
Legal costs related to law suit settlement	-	-	444	-
Debt reserve adjustment	-	-	601	-
Total Adjusted EBITDA	$1,187	$22	$(460)	$497

Reconciliation of GAAP to Non-GAAP results:

Net income (loss)	$200	$(76)	$(5,479)	$(187)
Amortization	381	-	763	-
Stock-based compensation expenses	200	227	670	356
Acquisition related costs	-	-	1,170	-
Post merger integration costs	-	-	303	-
Legal costs related to law suit settlement	-	-	444	-
Debt reserve adjustment	-	-	601	-
Non-GAAP Net income (loss)	$781	$151	$(1,528)	$169
Non-GAAP Net income (loss) used for basic earnings per share	$781	$151	$(1,528)	$169
Shares used in basic earnings per share calculation	17,817	11,681	16,072	11,719
Non-GAAP basic earnings (loss) per share	$0.04	$0.01	$(0.10)	$0.01

Non-GAAP Net income (loss) used for diluted earnings per share	$781	$151	$(1,528)	$169
Shares used in diluted earnings per share calculation	18,170	12,566	16,072	12,276

Non-GAAP diluted earnings (loss) per share	$0.04	$0.01	$(0.10)	$0.01